UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-32943

AUGUSTA RESOURCE CORPORATION
(Translation of registrant's name into English)

400 - 837 West Hastings Street
Vancouver, British Columbia, Canada, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Restated Annual Financials for year ending December 31, 2008

99.2	Restated Annual MD&A for year ending December 31, 2008

99.3	Annual Certificates of CEO

99.4	Annual Certificates of CFO

99.5	Interim Restated 3rd Quarter ended September 30, 2009 Financials

99.6	Interim Certificates of CEO

99.7	Interim Certificates of CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Augusta Resource Corporation
(Registrant)

Date: March 11, 2010	By:	/s/ Purni Parikh

Purni Parikh
	Title:	Corporate Secretary